Emerald Health Therapeutics Establishes Partnership with Spanish Greenhouse Grower for GMP-Certified Cannabis

VANCOUVER, BC, March 17, 2021- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has formed a partnership with Medical Plants SLU, based in Almeria, Spain, in which it will provide resources and expertise to assist Medical Plants to produce medical cannabis dried flower and 2.0 products to serve emerging legal medical cannabis markets in the EU and other countries that require high-grade GMP-certified flower or derivatives.

Medical Plants is a wholly-owned subsidiary of Cualin Quality S.L., a high-tech producer of high-quality tomatoes with more than 25 years of growing experience. Cualin, located in Almeria, Spain, the region with the most hours of sunlight in Europe, grows its high-quality tomatoes in 40 hectares (99 acres) of state-of-the-art greenhouses with over 500 employees and sells its produce in 17 European countries.

Medical Plants received approval from the Spanish Drug and Healthcare Products Agency (AEMPS) in September 2020, making it only one of five authorized medical cannabis producers in Spain. Medical Plants is in the process of obtaining GMP certification of its cannabis production and is expected to be fully certified in 2021.

In this partnership, established initially for a three-year period, Emerald will provide cannabis seeds or seedlings, greenhouse construction expertise, and cannabis growing expertise to assist Medical Plants in establishing its greenhouse-based production operation. It will over time also provide Medical Plants with technology and product development expertise to develop and produce value-added "Cannabis 2.0" products. Emerald will have a non-obligatory right to purchase cultivated dried flower of Emerald strains produced by Medical Plants at a variable and privileged price. Emerald will initially provide a high CBD strain and high THC strain to Medical Plants.

"As countries in Europe and elsewhere legalize cannabis use, GMP certification is often a requirement. We are pleased to establish this partnership with the successful Cualin team and its new Medical Plants venture, which will give us access to GMP-certified medical cannabis at preferential pricing but without purchase obligations or any capital investment. Medical Plants comes from an excellent pedigree of sophisticated plant-growing history, which along with its ideal location for cost-efficient growing, position it well to become a trusted premiere producer of medical cannabis dried flower," said Riaz Bandali, President and CEO. "We have prior success in establishing one of the largest greenhouse cannabis-growing operations in the world, expertise in the development of specialty cannabis products, including substantial quality and regulatory expertise, and our first international distribution partnership has already achieved the sale of medical cannabis in Sweden and, imminently, Ireland. We look forward to leveraging the expertise and resources of Emerald and its partners to serve EU and other countries with trusted GMP-certified medical cannabis products."

"We believe in the medical potential of cannabis that is achieving growing recognition by scientists. Our dream is to enable the use of such natural medicines to deal with issues such as pain and for diseases such as multiple sclerosis and epilepsy. The clients of Cualin's existing business already demand high quality and uniformity of products, and we expect to deliver the same quality and competitive cost with this new crop," said Pablo Sancho, Medical Plants' CEO. "We aim to be fully operational during 2021 with our initial 1,200 square metre greenhouse and to achieve our first harvest by year-end. We expect that Emerald's strong capabilities will be instrumental in enabling us to effectively ramp up production and we look forward to building an impactful business with their assistance."

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products with an emphasis on innovation and production excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

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